TRANSGLOBE ENERGY CORPORATION ANNOUNCES FIRST
QUARTER 2016 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 12, 2016 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three months ended March 31, 2016. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the periods ended March 31, 2016 and 2015, are available on TransGlobe's website at www.trans-globe.com.

ø	First quarter production averaged 12,058 Bopd (14,126 Bopd sales);

ø
Completed one direct sale tanker lifting of TransGlobe's entitlement oil for proceeds of $10.0 million, and arranged the swap of another 157,790 barrels of inventoried Ras Gharib crude through EGPC for $4.5 million during the quarter (all sale proceeds were collected during the quarter);

ø	Negative first quarter funds flow of $2.8 million;

ø	Held 734,872 barrels of entitlement crude oil in inventory at quarter-end, including 170,178 barrels at West Gharib and 564,693 barrels at West Bakr (valued at cost);

ø	First quarter net loss of $16.2 million;

ø	Spent $4.3 million on exploration and development during the quarter;

ø	Ended the quarter with positive working capital of $75.2 million (net of convertible debentures, which are now current liabilities), which includes cash and cash equivalents of $122.0 million;

ø	Received a six month extension (to May 2017) for the first exploration phase at North West Gharib; and

ø	Commenced the 2016/2017 multi-well drilling program in early April, starting with one development well (K field) and up to 18 exploration wells in the Eastern Desert.

A conference call to discuss TransGlobe’s 2016 first quarter results presented in this news release will be held Thursday, May 12, 2016 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-8527 or toll free at 800-355-4959. The webcast may be accessed at http://www.gowebcasting.com/7471.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended March 31
Financial	2016	2015	% Change
Oil revenue	29,022	54,251	(47)
Oil revenue, net of royalties	17,427	29,573	(41)
Derivative gain (loss) on commodity contracts	(258)	(688)	63
Production and operating expense	13,121	15,465	(15)
Selling costs	828	3,091	(73)
General and administrative expense	3,523	7,918	(56)
Depletion, depreciation and amortization expense	10,016	11,524	(13)
Income taxes	978	3,189	(69)
Funds flow from operations	(2,830)	(3,288)	(14)
Basic per share	(0.04)	(0.04)
Diluted per share	(0.04)	(0.04)
Net earnings (loss)	(16,249)	(11,197)	45
Net earnings (loss) - diluted	(16,249)	(13,577)	20
Basic per share	(0.23)	(0.15)
Diluted per share	(0.23)	(0.17)
Capital expenditures	4,265	14,101	(70)
Dividends paid	—	3,763	(100)
Dividends paid per share	—	0.05	(100)
Working capital[2]	75,158	207,730	(64)
Convertible debentures	66,506	65,511	2
Common shares outstanding
Basic (weighted average)	72,206	75,263	(4)
Diluted (weighted average)[1]	72,206	82,142	(12)
Total assets	441,624	614,345	(28)

Operating
Average production volumes (Bopd)	12,058	14,886	(19)
Average sales volumes (Bopd)	14,126	12,876	10
Inventory (Bbls)	734,872	179,730	309
Average sales price ($ per Bbl)	22.58	46.82	(52)
Operating expense ($ per Bbl)	10.21	13.35	(24)
Notes:
[1] The Company's outstanding convertible debentures are dilutive to net earnings (loss) in any period in which earnings per share is reduced (or loss per share is increased) by the effect of adjusting net earnings or loss for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures are dilutive to funds flow from operations in any period in which funds flow from operations per share is reduced by the effect of adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures were anti-dilutive to both net earnings and funds flow from operations in Q1-2016. The convertible debentures were dilutive to net earnings (loss) in Q1-2015, contributing 6.9 million common shares to dilutive common shares outstanding. The convertible debentures were anti-dilutive to funds flow from operations in Q1-2015 as funds flow from operations was negative in the period.

[2] The Company's working capital is presented net of the convertible debentures in Q1-2016, as the convertible debentures are now current liabilities. Prior to Q1-2016, the convertible debentures were non-current liabilities and therefore did not impact working capital.

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 12,058 barrels of oil per day ("bopd") during the first quarter of 2016, which was in line with guidance provided in the 2015 Annual Report.

The Company completed one direct sale tanker lifting during the quarter, resulting in the sale of 544,042 barrels of entitlement crude oil. An additional 157,790 barrels of entitlement oil were swapped through Egyptian General Petroleum Corporation ("EGPC") during the quarter in a cash transaction that netted the Company $4.5 million. TransGlobe's second tanker lifting of 2016 was completed in early May, with payment expected in early June. The Company's next lifting is scheduled for September, and management is currently negotiating the timing of a lifting for the fourth quarter of 2016 with EGPC.

Dated Brent oil prices averaged $33.70 per barrel in the first quarter of 2016. TransGlobe's Gulf of Suez crude is sold at a quality discount to Dated Brent and received a blended price of $22.58 per barrel during the quarter. The Company had funds flow of negative $2.8 million and ended the quarter with positive working capital of $75.2 million (net of convertible debentures, which are now current liabilities), which includes cash and cash equivalents of $122.0 million.

The Company experienced a net loss in the quarter of $16.2 million, which included a foreign exchange loss of $5.4 million offset by a $1.6 million non-cash unrealized gain on convertible debentures. The $1.6 million gain on the convertible debentures represents a fair value adjustment in accordance with IFRS, but does not represent a cash gain or a change in the future cash outlay required to repay the convertible debentures.

Subsequent to quarter end, the Company embarked on its 2016 drilling campaign with the spud of the K-48 development well in West Bakr's South-K field. The K-48 well encountered approximately 33 meters (108 feet) of net oil pay in the main Asl A formation. The drilling rig was then moved to begin the North West Gharib exploration drilling program.
The Company is preparing a production recovery plan to reinstate curtailed/shut-in production and development projects which were delayed due to low oil prices. The production recovery plan is targeting the fourth quarter of 2016, when oil prices are anticipated to strengthen.
Despite the low oil price environment, the Company remains in a strong financial position relative to many industry peers. Management believes that this positions the Company well from a strategic acquisitions perspective. During the first quarter the Company reviewed and assessed three potential acquisitions that were all consistent with our strategy of diversifying our geopolitical risk profile. To date the Company has not been able to negotiate a transaction that meets its internal requirements for economic return expectations weighed against the risks inherent in the various targets. The Company will continue to focus on and pursue opportunities that possess favorable economics at lower oil prices.

MANAGEMENT STRATEGY AND OUTLOOK
Q2-2016 Outlook
It is expected that Q2-2016 production will average approximately 10,800 Bopd.  Funds flow in any given period will be dependent upon the timing of crude oil tanker liftings and the market price of the crude sold. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2016. Funds flow and inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
2016 Capital Budget
The Company's 2016 capital program of $41.0 million has $22.3 million (54%) allocated to exploration and $18.7 million (46%) to development. As a result of continuing low oil prices, management continues to seek opportunities to reduce the 2016 budget through outright cost reductions, delays and deferrals. In response to very low oil prices in Q1-2016, the Company identified up to $10 million in capital expenditures from the 2016 capital program which could be delayed/deferred. With improving oil prices, the Company is preparing a production recovery plan which could deploy $4 million to $8 million of deferred capital in 2016, depending on the timing and extent of the oil price recovery.

OPERATIONS UPDATE
West Gharib
Operations and Exploration
No wells were drilled during the first quarter, and no wells are currently budgeted for West Gharib for the remainder of 2016. A new central processing facility in the Hana field was commissioned at the end of the quarter. The new CPF should create operational cost savings, well optimization opportunities and enhanced water flood management opportunities in 2016 and 2017.
Production
Production from West Gharib averaged 7,692 Bopd to TransGlobe during the first quarter, a 7% (585 Bopd) decrease from the previous quarter, primarily due to natural declines and intentional reduced development/operations investment due to low oil prices.
Production averaged 7,432 Bopd during April.
Sales
TransGlobe marketed and sold 544,042 barrels of Ras Gharib blend during the first quarter. The lifting was comprised entirely of West Gharib entitlement oil. An additional 157,790 barrels of entitlement oil were swapped through a cash transaction with EGPC during the quarter that netted the Company $4.5 million. As at the end of the first quarter, TransGlobe held 170,178 barrels of West Gharib entitlement oil as inventory.

Quarterly West Gharib Production (Bopd)	2016	2015
	Q-1	Q-4	Q-3	Q-2
Gross production rate	7,692	8,277	8,520	9,031
TransGlobe working interest	7,692	8,277	8,520	9,031
TransGlobe inventory held (lifted)	(3,837)	4,164	(1,278)	2,789
Total sales	11,529	4,113	9,798	6,242
Government share (royalties and tax)	3,817	4,113	4,237	4,496
TransGlobe sales (after royalties and tax)[1]	7,712	—	5,561	1,746
Note:
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr
Operations and Exploration
No wells were drilled during the first quarter. Subsequent to the quarter, the K-48 development well was drilled and cased as an Asl A oil well in the South-K field.  The K-48 well represents the first location of a low risk development drilling program in South-K field, which had been delayed due to military access approval. The K-48 well encountered approximately 33 meters (108 feet) of net oil pay in the main Asl A formation. The net pay and structural elevation was as predicted in the pre-drill plan. The well will be completed and placed on production in the second quarter. The drilling rig was subsequently moved to the North West Gharib concession to commence the 2016/2017 multi-well exploration drilling program.

Production
Production from West Bakr averaged 4,366 Bopd to TransGlobe during the first quarter, a 14% (711 Bopd) decrease from the previous quarter, primarily due to natural declines and intentional reduced development/operations investment due to low oil prices.
Production averaged 3,947 Bopd during April.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from West Bakr during the quarter which resulted in an inventory build (under-lift) of 160,888 barrels in the quarter, averaging 1,768 Bopd. As at quarter end, total crude entitlement inventory at West Bakr was 564,693 barrels. TransGlobe's second tanker lifting of 2016 was completed on May 2nd, and was comprised of 516,901 barrels of Ras Gharib blend, all of which was allocated to West Bakr entitlement crude. This lifting was sold at a price of May average Dated Brent less a differential of $13.99/bbl. The Company purchased a floor of $39.00/Bbl (Dated Brent) for May on 550,000 barrels.

Quarterly West Bakr Production (Bopd)	2016	2015
	Q-1	Q-4	Q-3	Q-2
Gross production rate	4,366	5,077	5,760	5,592
TransGlobe working interest	4,366	5,077	5,760	5,592
TransGlobe inventory held (lifted)	1,768	2,056	2,333	(1,975)
Total sales	2,598	3,021	3,427	7,567
Government share (royalties and tax)	2,598	3,021	3,427	3,327
TransGlobe sales (after royalties and tax)[1]	—	—	—	4,240
Note:
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, South West Gharib and South East Gharib

Operations and Exploration
The Company approved a 2016 drilling program to drill and evaluate up to 18 exploration prospects in the Eastern Desert (NWG, SWG and SEG) to complete the entire remaining commitments for Phase 1 exploration in these blocks. The prospects range in size from 2 million to 16 million barrels of recoverable resource (internally estimated P-mean, un-risked) with an individual estimated chance of success ranging from 11% to 42%. The 2016 exploration drilling program is targeting a total risked undiscovered resource potential of between 8 and 26 million barrels (on a P-50 and P-mean basis respectively). As the 2016 exploration program is completed, new discoveries, including the three discoveries made in 2014, will be brought forward as development lease applications for production to begin 2016-2017.
The Company recently negotiated a six-month extension to the first exploration phase at NWG to May 2017. The extension provides additional flexibility to complete the remaining Phase 1 drilling commitments in the Eastern Desert. The Company is evaluating the timing of adding a second drilling rig to the program in conjunction with the production recovery plan.
No wells were drilled during the first quarter. Subsequent to the quarter, drilling commenced on first exploration well in the program (NWG 29) on May 5th.

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration and development budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com